Jim Marsh

KEO(Kayak Enthusiasm Officer) at Swell Watercraft
Bellingham

Summary

Strong leader with a proven track record of growing businesses, expanding sales and increasing profit margins.   Organized Manager skilled in Sales, Integrated Marketing, Search Engine Optimization(SEO), Advertising with extensive experience working in the Media.

Experience

Swell Watercraft
6 years

Owner
May 2016 - Present (6 years)
Bellingham, Washington Area

Associate
October 2016 - Present (5 years 7 months)
Bellingham, Washington Area

Establishing settings through sales, marketing, organizational, management, consulting and initial branding efforts.

Canoe & Kayak and SUP Magazines.
Publisher
August 2005 - December 2015 (10 years 5 months)
Kirkland, WA

Successfully transformed C&K from a print to a digital brand. Expanded C&K's business online as well as great events such as Canoe & Kayak and SUP Awards. I was the founding Publisher @ SUP Magazine.

Mountain Gazette
Advertising Director
2003 - 2005 (2 years)

Paddler magazine
Account Executive

Contact

www.linkedin.com/in/jim-marsh-169a103 (LinkedIn)
www.bushwhackmedia.com (Company)
www.swellwatercraft.com (Company)

Top Skills

- Social Media
- Online Advertising
- Advertising

Languages

- Spanish

2000 - 2003 (3 years)

Education

Southern Illinois University, Carbondale

History · (1991 - 1993)

Southern Illinois University, Carbondale

Bachelor of History, History